Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

January 26, 2018

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Preliminary Proxy Statement on Schedule 14A – Dynamic International Opportunity Fund and Dynamic U.S. Opportunity Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Dynamic International Opportunity Fund and the Dynamic U.S. Opportunity Fund (the “Funds”), accompanying this letter for filing under the Securities Exchange Act of 1934, as amended, pursuant to Section 14(a) thereunder, is a copy of the Funds’ Preliminary Proxy Statement and related materials on Schedule 14A (“Preliminary Proxy Statement”). As described in the attached Preliminary Proxy Statement, the purpose of the shareholder meeting is to seek shareholder approval of a proposed new investment advisory agreement between the Trust, on behalf of each Fund, and the Funds’ investment adviser, due to a reorganization of the investment adviser.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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